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                              May 19, 2021

       Jesse Prince
       Chief Executive Officer
       HappyNest REIT, Inc.
       132 East 43rd St., Suite 441
       New York, NY 10017

                                                        Re: HappyNest REIT,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post Qualification
Amendment No. 2
                                                            Filed May 4, 2021
                                                            File No. 024-10928

       Dear Mr. Prince:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post Qualification Amendment No. 2 Filed May 4, 2021

       General

   1. We note your response to comment 1. It appears that you are able to reject or suspend accepting subscriptions
"only by completely suspending the App." This appears
                                                        inconsistent with the
last 2 paragraphs on page 131. Please revise to reconcile the apparent inconsistency.
       Cover Page

   2. We note your response to comment 2 regarding "the most recent publicly announced purchase price." Please
disclose that you will make any change to NAV in an offering circular supplement or
post-qualification amendment, as appropriate.
 Jesse Prince
FirstName
HappyNestLastNameJesse Prince
            REIT, Inc.
Comapany
May        NameHappyNest REIT, Inc.
     19, 2021
May 19,
Page  2 2021 Page 2
FirstName LastName
Risk Factors, page 26

3. Please add a risk factor to address the potential violation of Section 5 of the Securities Act due to your failure to file a post-qualification amendment pursuant to Rule 252(f)(2).
         Please also disclose the number of securities sold between July 30, 2020 and the date that you began segregating investor funds, and separately disclose the amount of investor funds that you reserved after you began segregating investor funds.
MD&A
Results of Operations, page 95

4. We note you disclose meeting your minimum offering amount of $300,000 (not including
         $200,000 from your Sponsor) on June 10, 2020. Whereas other filings, including your offering circular supplement filed May 1, 2020, disclose that you met your minimum offering amount on April 24, 2020. Please clarify the initial closing date of your offering, as well as its relationship to your $250,000 investment through CPI Fremont Three, LLC on April 24, 2020.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christopher Dunham at (202) 551-3783 or James Lopez at
(202) 551-3536
with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Morris F. DeFeo, Jr.